UAGH, INC.

16625 Dove Canyon Rd, #102-331

San Diego, CA

October 29, 2010

VIA EDGAR

Larry Spirgel, Assistant Director

Kate Beukencamp, Staff Attorney
United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

UAGH, Inc.

Form 8-K

Filed September 8, 2010

File No. 000-28559

Comment Letter Dated October 5, 2010

Dear Mr. Spirgel and Ms. Beukencamp:

This letter is written in response to the comment letter from the Securities and Exchange Commission dated October 5, 2010 (the “Comment Letter”) concerning the Current Report on Form 8-K (the “Prior Current Report”) filed by UAGH, Inc. (the “Company”).

In the Prior Current Report, the Company had disclosed that it had entered into a License Agreement and related agreements, pursuant to which the Company had ceased to be a “Shell Company” as that term is defined in the securities laws.

In connection with the Prior Current Report, your office sent the Company the Comment Letter, requesting additional disclosure as required by Items 2.01 and 5.01 of Form 8-K.  The comments are reproduced below for your convenience.

By way of response and background, and as the Company disclosed in it Annual Report on Form 10-K filed on October 14, 2010, the Company and the other parties to the License Agreement had previously decided to rescind the License Agreement and all related transactions.  This rescission would have the result of returning the Company to “shell company” status.  On October 29, 2010, the Company and all other parties to the License Agreement entered into a written rescission agreement (the “Rescission Agreement”), effective as of October 4, 2010 (the “Effective Date”), which terminated the License Agreement and all related transactions, including issuance of securities.

Counsel for the Company, Park Lloyd of Durham Jones & Pinegar, spoke with Ms. Beukencamp and discussed the best way to both provide the required disclosure of the rescission of the License Agreement and to respond to the comments.  Mr. Lloyd suggested that the Company file a new Current Report (the “New Current Report”) to disclose the written Rescission Agreement and a Correspondence file to respond to the comments.  This letter will be filed on EDGAR as the Correspondence file, and the New Current Report will be filed contemporaneously.

Staff Comments

General

1.

We note that the transactions described in your Form 8-K caused the company to cease being a shell company.  Please revise your Form 8-K to provide all information that would  be required if you filed a Form 10 registration statement upon consummation of the acquisition of the license and resulting change of control.  Refer to Items 2.01(f) and 5.01(a)(8) of Form 8-K and the item requirements of Form 10.

Company’s Response to Comment 1

As noted above, on October 29, 2010, the Company and all other parties to the License Agreement entered into the Rescission Agreement, which rescinded the License Agreement and all related agreements and transactions.  The New Current Report discloses the terms of the Rescission Agreement, and includes the Rescission Agreement as an exhibit to the New Current Report.  Moreover, the New Current Report notes that the Company has returned to “shell company” status.  As such, the Company believes that revising the Prior Current Report is not required.

2.

We note that the owners of Markers Companies, LLC obtained a controlling interest in UAGH, Inc. as a result of the shares issued in connection with the license agreement.  In addition we note that the license agreement includes the rights to the website www.themarkersclub.com which offers memberships providing access to a portfolio of luxury homes located on golf courses.  Tell us how you evaluated the acquisition of the rights to the website, the related marketing agreements and other intellectual property in determining whether these constitute a business which should be reported under Item 2.01 and financial statements included under Item 9.01.  In your response tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X for evaluating whether the acquisition of assets constitutes a business.

Company’s Response to Comment 2

Again as noted above, on October 29, 2010, the Company and all other parties to the License Agreement entered into the Rescission Agreement, which rescinded the License Agreement and all related agreements and transactions.  The New Current Report discloses the terms of the Rescission Agreement, and includes the Rescission Agreement as an exhibit to the New Current Report.  The Company no longer has any rights to the website referenced, related marketing agreements, or other intellectual property.  Additionally, all issuances of securities in connection with the License Agreement were rescinded, and the new officers and directors appointed in connection with the License Agreement have tendered their resignations in connection with the Rescission Agreement.  As such, and as noted above, the Company believes that revising the Prior Current Report is not required.

In connection with the foregoing, the Company acknowledges:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any additional questions or comments.  Thank you for your assistance in this matter.

Very truly yours,

/s/ Jeff D. Jenson

Jeff D. Jenson

Chief Executive Officer, Director

UAGH, Inc.

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